UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  Fording Inc.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    345426100
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                January 13, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 4 amends and supplements the Statement on Schedule 13D, as previously amended (the "Statement"), originally filed by Ontario Teachers' Pension Plan Board ("Teachers") with the Securities and Exchange Commission (the "Commission") on October 21, 2002, relating to the common shares, no par value (the "Common Shares"), of Fording Inc., a Canadian corporation (the "Company"). Capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings ascribed to such terms in the Statement.



Item 4.           Purpose of the Transaction.

         Item 4 is hereby amended and supplemented by adding thereto the following additional text:

         On January 13, 2003, the Company, Sherritt Coal Partnership II (the "Sherritt Partnership"), Teck Cominco Limited ("Teck Cominco") and Westshore Terminals Income Fund, issued a press release announcing their agreement (the "Combination Agreement") to combine the metallurgical coal assets of the Company, Teck Cominco and the Luscar Energy Partnership as part of a series of transactions that will result in the Company being converted into a new income trust to be named the Fording Canadian Coal Trust (the "Fording Trust") under a plan of arrangement. The Sherritt Partnership (or its designate) will also purchase all of the Company's prairie coal operations and assets. As part of the Combination Agreement, the Bidder has withdrawn its amended offer dated January 6, 2003 (and included in the Schedule 14D-1F/A filed with the Commission on January 7, 2003), and has agreed to return any and all Common Shares tendered in that offer to the original holders of such tendered Common Shares. A copy of the Combination Agreement is included as Exhibit 3 to this Statement and incorporated by reference herein. The description of the terms of the Combination Agreement in this Statement is qualified in its entirety by reference to the full text of the Combination Agreement.


         The proposed plan of arrangement will be voted on by shareholders of the Company at a special meeting. The proposed plan of arrangement would provide the shareholders of the Company with the choice, subject to pro-ration, of receiving: (i) Cdn$35.00 cash per share, to a maximum cash consideration of Cdn$1.05 billion; or (ii) one unit of the Fording Trust (each such unit, a "Unit") per share to a maximum of approximately 21.4 million Units; or (iii) a combination of cash and Units subject to the maximums described above. Teachers has agreed to vote its Common Shares in favor of the proposed plan arrangement.

         Teachers has agreed to elect to receive Units for each of the Common Shares it owns. If all other shareholders elect to receive cash, approximately
47.1 million Units would be outstanding, approximately 6.7% of which would be owned directly by Teachers. Teachers also intends to invest Cdn$275 million (directly or indirectly) in the Fording Trust in exchange for additional Units. Assuming all of the Company's shareholders other than Teachers elect to receive cash, such additional Units would represent approximately 16.6% of the Units outstanding. In addition, the Luscar Energy Partnership, a joint venture of Sherritt and Teachers, will receive 3.2 million Units in exchange for its contribution of certain assets to the Fording Trust, representing 6.7% of the Units outstanding.

         A copy of the press release is included as Exhibit 2 to this Statement and incorporated by reference herein. The foregoing summary of the press release is qualified in its entirety by reference to the full text of the press release.

         Except for the Combination Agreement and related transactions described in the January 13, 2003 press release or as set forth in this Statement, Teachers currently has no plans or proposals that relate to or that would result in the occurrence of any of the actions or transactions described in paragraphs
(a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as follows:

         On January 12, 2003, Teachers entered into an agreement (the "Liquidity Agreement") with Consol Energy Canada Ltd. and Consol of Canada Inc. (together, the "Vendors"), pursuant to which Teachers irrevocably granted to the Vendors an option to sell to Teachers all (but not less than all) of the Units to be issued to the Vendors by the Fording Trust upon completion of the proposed plan of arrangement for an aggregate cash consideration of Cdn$85 million, subject to the terms and conditions of the Liquidity Agreement. A copy of the Liquidity Agreement is included as Exhibit 4 to this Statement and incorporated by reference herein. The description of the terms of the Liquidity Agreement in this Statement is qualified in its entirety by reference to the full text of the Liquidity Agreement.


         Except for the Combination Agreement, the Liquidity Agreement and the Sherritt Partnership, neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A, has any contract, arrangement, understanding or relationship with any other person regarding any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits.

         Item 7 is hereby amended by adding the following Exhibits:

         Exhibit 2. Press Release, dated January 13, 2003, of Fording Inc., Teck Cominco Limited, Westshore Terminals Income Fund and Sherritt Coal Partnership II.

         Exhibit 3.        The Combination Agreement.

         Exhibit 4.        The Liquidity Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  January 21, 2003
                                          ONTARIO TEACHERS' PENSION PLAN
                                          BOARD, an Ontario, Canada corporation


                                          By: /s/ Roger Barton
                                              ----------------------------------
                                                 Name: Roger Barton
                                                 Title: Vice President,
                                                        General Counsel and
                                                        Secretary